1 / 1 FERROVIAL N.V. ANNOUNCES EFFECTIVENESS OF ITS DELISTING FROM EURONEXT AMSTERDAM Amsterdam, 11 September 2026 – Reference is made to the announcement made on 13 August 2026. Ferrovial N.V. ("Ferrovial", Ticker: "FER") announces that, as of today, the delisting of its ordinary shares from Euronext Amsterdam has become effective and trading of Ferrovial’s ordinary shares on this stock exchange has ceased. Ferrovial remains listed on the Madrid, Barcelona, Bilbao and Valencia Stock Exchanges (the Spanish Stock Exchanges) and the Nasdaq Global Select Market (Nasdaq). The delisting from Euronext Amsterdam does not impact Ferrovial being a Dutch company which remains subject to the Dutch corporate governance and regulatory framework. About Ferrovial Ferrovial is a leading global infrastructure company transforming highways, airports, and energy around the world. Its distinctive integrated business model supports the entire lifecycle of complex projects, from design and financing to construction, operation and maintenance. Ferrovial has a global presence and employs more than 22,500 people worldwide. North America is Ferrovial’s growth engine, where it developed and is currently operating five Express Lanes across Texas, North Carolina and Virginia, and is managing the 407 ETR highway in Toronto, Canada. Ferrovial is also leading the development of the New Terminal One at JFK International Airport. Ferrovial shares trade under the ticker symbol FER on two stock markets: Nasdaq in the U.S. (included in Nasdaq100 Index) and the Spanish Stock Exchanges (included in IBEX35). Ferrovial is included in globally recognized sustainability indices such as the Dow Jones Best-in-Class Index.